Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CATAILYST INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF AUGUST, A.D. 2019, AT 1:22 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

7445891 8100
SR# 20196583125

Authentication: 203433613
Date: 08-19-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:22 PM 08/19/2019
FILED 01:22 PM 08/19/2019
SR 20196583125 - File Number 7445891

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CATAILYST INC.

(Pursuant to Sections 241 and 245 of the
General Corporation Law of the State of Delaware)

CatAIlyst Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is CatAIlyst Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 31, 2019 under the name CatAIlyst Inc.

2. The corporation has not received any payment for any of its stock.

3. That the Board of Directors of the corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST. The name of the corporation is: CatAIlyst Inc.

SECOND. The address of its registered office in the State of Delaware is c/o Registered Agent Solutions, Inc., 9 E. Loockerman Street, Suite 311, Dover, Kent County, Delaware 19901. The name of its registered agent at such address is Registered Agent Solutions, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**General Corporation Law**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Class A Common Stock, $0.01 par value per share (the "**Class A Common Stock**") and (ii) 375,000 shares of Class B Common Stock, $0.01 par value per share (the "**Class B Common Stock**"). The Class A Common Stock and the Class B Common Stock are referred to collectively as the "**Common Stock**".

1

{M1401503.5 }

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   CLASS A COMMON STOCK

1.   Dividends. The holders of the Class A Common Stock shall be entitled to receive, share for share with the holders of the shares of Class B Common Stock, such dividends, if, as and when declared from time to time by the Board of Directors. In the event that such dividend is paid in the form of shares of Common Stock, holders of Class A Common Stock shall receive Class A Common Stock.

2.   Voting. Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Except as otherwise provided herein or by the General Corporation Law of the State of Delaware, the holders of the Class A Common Stock and the holders of the Class B Common Stock shall at all times vote on all matters (including the election of directors) together as one class. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock or Class B Common Stock, as applicable, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   CLASS B COMMON STOCK

1.   Dividends. The holders of the Class B Common Stock shall be entitled to receive, share for share with the holders of the shares of Class A Common Stock, such dividends, if, as and when declared from time to time by the Board of Directors. In the event that such dividend is paid in the form of shares of Common Stock, holders of Class B Common Stock shall receive Class B Common Stock.

2.   Voting. Each holder of Class B Common Stock shall be entitled to vote only in regard to such matters as may be required by law. Except as otherwise provided herein or by the General Corporation Law of the State of Delaware, the holders of the Class B Common Stock and the holders of the Class A Common Stock shall at all times vote on all matters (including the election of directors) together as one class. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock or Class B Common Stock, as applicable, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.   Conversion. Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time following the conclusion of time-based or other applicable vesting restrictions, as determined in the sole discretion of the Board of Directors of the corporation.

FIFTH. The corporation is to have perpetual existence.

SIXTH. In furtherance of and not in limitation of the powers conferred by the State of Delaware, it is further provided:

(a)   The Board of Directors of the corporation is expressly authorized to make, alter or repeal the Bylaws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the Bylaws.

(b)   Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

(c)   The books of the corporation may be kept at such place within or without the State of Delaware as the Bylaws of the corporation may provide or as may be designated from time to time by the Board of Directors of the corporation.

SEVENTH. No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; *provided, however*, that to the extent required from time to time by applicable law, this provision shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH. The number of authorized shares of any class or classes of stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote in accordance with the terms of the last sentence of Section 242(b)(2) of the Delaware General Corporation Law and irrespective of the terms contained in the remainder of said Section 242(b)(2).

NINTH. The corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and the Certificate of Incorporation of the corporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH.   The corporation shall indemnify each person who at any time is, or shall have been, a director or officer of the corporation and was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended; provided, however, that the foregoing shall not require the corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director or officer may be entitled, whether under any by-law, agreement, vote of directors or stockholders or otherwise. No amendment to or repeal of this provision shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal. In furtherance of and not in limitation of the foregoing, the corporation shall advance expenses, including attorneys' fees, incurred by a director or officer of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall be ultimately determined that he or she is not entitled to be indemnified by the corporation.

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The undersigned, does hereby make, file and record this Amended and Restated Certificate of Incorporation, and does certify that the facts herein stated are true, and the undersigned has accordingly hereunto set his hand this 19th day of August, 2019.

/s/Charles C. Pascal
Charles C. Pascal, Incorporator